Registration No. 333-216354

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOTAL ENERGY SERVICES INC.

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA	1381, 7350, 7359, 4700, 3533,	98-0423290
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

2550, 300 - 5th Avenue S.W.,

Calgary, Alberta, Canada, T2P 3C4

(403) 698-8445

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 8th Avenue, 13th Floor,

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Cameron M. Danyluk, Esq. Total Energy Services Inc. 2550, 300 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3C4 (403) 698-8445	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West Suite 3100 Toronto, Ontario, Canada M5K 1J3 Tel: 416-504-0522 Fax: 416-504-0530	Nicholas P. Fader, Esq. John E. Piasta, Esq. Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 (403) 298-3333

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 amends the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission on March 1, 2017 (File No. 333-216354) (the “Registration Statement”), to include the Registrant’s annual information form for the year ended December 31, 2016, management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2016 and audited consolidated financial statements for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof, which the Registrant has filed in its home jurisdiction and which are incorporated by reference into the Circular (as defined below).

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Notice of Change and Variation, dated March 1, 2017 (the “Notice of Change”), to the Registrant’s Offer and the associated take-over bid circular, dated December 9, 2016 (the “Offer to Purchase” and, together with the Notice of Change, the “Circular”).*

2.	Informational Legends.

See page (iv) of the Circular.*

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Legal, General Counsel and Corporate Secretary of the Registrant at 2550, 300 -5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4, or by telephone at (403) 698-8445. Those documents are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, under the SEDAR profile for the Registrant.

4.	List of Documents Filed with the Commission.

See the heading “Notice to Savanna Shareholders in the United States—Documents Forming Part of the Registration Statement” in the Notice of Change.*

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333- 216354) filed with the Commission on March 1, 2017.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

Under Section 124 of the Business Corporations Act (Alberta) (the “ABCA”), the Registrant may indemnify a present or former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The Registrant may, subject to the approval of the Court of Queen’s Bench of Alberta, indemnify a person referred to above in respect of an action by or on behalf of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, to procure a judgment in its favor, to which such director or officer is made a party by reason of being or having been a director or an officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

Notwithstanding the foregoing, a person referred to above shall be entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, if the person seeking indemnity: (i) was substantially successful on the merits of such person’s defense of the action or proceeding, (ii) such person acted honestly and in good faith with a view to the best interests of the corporation, (iii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful, and (iv) is fairly and reasonably entitled to indemnity.

A corporation may advance funds to a person referred to above for the costs, charges and expenses of a proceeding; however, the person shall repay the moneys if the individual does not fulfill the conditions set out in (i), (ii), (iii) and (iv) above.

Under the ABCA, the Registrant may purchase and maintain insurance for the benefit of any persons referred to above against any liability incurred by the person in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another body corporate, if the individual acted in such capacity at the Registrant’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation or the body corporate, as applicable.

The bylaws of the Registrant provide that, subject to section 124 of the ABCA, except in respect of an action by or on behalf of the Registrant or body corporate to procure a judgment in its favor, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if such person (i) acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1*	Notice of Change and Variation, dated March 1, 2017 (included in Part I of this registration statement).

1.2*	Offer to Purchase and Circular, dated December 9, 2016 (included in Part I of this registration statement).

1.3*	Amended Letter of Transmittal.

1.4*	Notice of Guaranteed Delivery.

1.5*	News Release dated November 23, 2016.

1.6*	News Release dated December 9, 2016.

1.7*	News Release dated January 10, 2017.

1.8*	News Release dated January 13, 2017.

1.9*	Notice To Readers dated December 15, 2016.

1.10*	Form of Support Agreement with Franklin Bissett Investment Management.

1.11*	Form of Support Agreement with Foyston, Gordon & Payne Inc.

1.12*	Form of Support Agreement with Invesco Canada Ltd.

1.13*	Letter to Shareholders of Savanna Energy Services Corp.

3.1**	Annual information form dated March 7, 2017 for the year ended December 31, 2016.

3.2**	Audited consolidated financial statements for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof.

3.3**	Management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2016.

3.4*	Management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders held on May 19, 2016.

3.5*	Management proxy circular dated April 16, 2015 in respect of the annual and special meeting of shareholders held on May 21, 2015.

3.6*	Unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2016 and notes related thereto.

3.7*	Management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2016.

3.8*	Description of the Debentures.

4.1*	Consent of KPMG LLP.

4.2*	Consent of Bennett Jones LLP.

4.3**	Consent of KPMG LLP.

5.1*	Powers of Attorney.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-216354) filed with the Commission on March 1, 2017.
**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, province of Alberta, country of Canada, on this 7th day of March, 2017.

TOTAL ENERGY SERVICES INC.

By:	/s/ Daniel Halyk
Name:	Daniel Halyk
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Halyk	President, Chief Executive Officer and Director (Principal Executive Officer)
Daniel Halyk March 7, 2017

*	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
Yuliya Gorbach March 7, 2017

*	Chairman of the Board of Directors
Bruce Pachkowski March 7, 2017

*	Director
Gregory Fletcher March 7, 2017

Director
Randy Kwasnicia

*	Director
Greg Melchin March 7, 2017

Director
Andrew Wiswell

*By:	/s/ Daniel Halyk
Name:	Daniel Halyk Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 1 to the registration statement, solely in the capacity of the duly authorized representative of Total Energy Services Inc. in the United States, on this 7th day of March, 2017.

C T CORPORATION SYSTEM		Authorized Representative in the United States

By: /s/ Cristina Lam
Name:	Cristina Lam
Title:	Vice President